Exhibit 99.1

Chairman’s Letter

Dear shareholders,

We are pleased to invite you to Biophytis’ Ordinary and Extraordinary General Meeting, which will be held on Thursday, November 12, 2026, at 2:00 p.m., at the Silver Innov Building, 54 rue Molière, 94200 Ivry-sur-Seine. All preparatory documents for this General Meeting are now available on Biophytis’ website, including the general report of the Board of Directors, the statutory auditors’ reports, and the full text of the proposed resolutions to be submitted to your vote.

This General Meeting takes place at an important time for Biophytis. Over the past few months, we have reached several important milestones in the development of BIO101, our lead drug candidate, with a strategy now focused on two complementary indications: obesity and sarcopenia.

In obesity, the initiation of the Phase 2 OBA clinical study is our next operational priority. Following the capital increase completed in September, its initiation is now funded, with the recruitment of the first patient expected in the first quarter of 2027. This study will evaluate BIO101 as an adjunct to GLP-1-based treatments, in order to explore its potential to preserve muscle strength and mobility during weight loss. The protocol has also been expanded to study the rebound effect that may occur following discontinuation of these treatments.

In parallel, we are actively pursuing preparations for our SARA-31 Phase 3 program in sarcopenia through our Hong Kong joint venture, which aims to accelerate the development and commercialization of BIO101 in Asia. The project is therefore fully underway, and the next steps are expected to include the contribution of intellectual property, the signing of the license agreement and the payment of an initial $3 million financing tranche, once the necessary administrative approvals have been obtained, as part of a commitment that could reach $20 million over three years. This model should enable us to finance a significant portion of the clinical development of this indication while limiting dilution for shareholders as much as possible.

It is within this strategic framework that we will submit various resolutions to your vote at the General Meeting, the main purpose of which will be to provide Biophytis with the means to continue its development with the necessary latitude. These resolutions are in line with those adopted at the previous General Meeting, particularly regarding the delegations granted to the Board of Directors. An appendix is enclosed with this letter to provide a concise response to the main questions likely to be raised and to present the principal changes compared with the 2025 General Meeting.

I therefore invite you to attend the General Meeting and cast your vote on all the proposed resolutions. I thank you for your trust and support. Biophytis is entering a new phase, based on clearly defined clinical milestones, strategic international partnerships and disciplined resource allocation.

Stanislas Veillet

Founder, Chairman and Chief Executive Officer of Biophytis

Appendix – Questions and Answers on the Main Resolutions

1. Do the proposed resolutions represent a major change?

No. For the most part, the proposed resolutions are a continuation of the authorizations approved at the 2025 General Meeting. They are intended to maintain the resources required to pursue Biophytis’ strategy, while introducing certain adjustments that are favorable to the Company and its shareholders.

2. Why propose a share consolidation?

This resolution is a proposal to be put to a vote at the Annual General Meeting. Its approval would enable the Board of Directors to decide later whether to implement it and to determine the terms and conditions thereof, considering market developments and in the best interests of Biophytis and its shareholders. The share consolidation is primarily intended to improve the readability of the share price and enhance Biophytis’ visibility among investors, particularly institutional investors. The proposed mechanism is less significant than the one authorized in 2025: it would cover a maximum of 100 existing shares for one new share, compared with 400 existing shares for one new share previously.

3. Would the share consolidation affect the value of shareholders’ holdings?

The share consolidation would change the number of shares held and the unit price of the shares but would not in itself change the overall value of shareholders’ holdings. For example, holding 100 shares before the transaction would result in holding one new share after the transaction, with the share price adjusted mechanically. he value of each shareholder’s stake would therefore remain unchanged at the time of the transaction.

4. Is a capital increase planned to follow the General Meeting?

No. The proposed resolutions do not constitute an immediate decision to carry out a capital increase. They give the Board of Directors the ability to carry out a transaction within a defined framework, for a limited period and subject to caps set by the General Meeting. These authorizations would only be used if deemed appropriate to support Biophytis’ strategy, finance its clinical programs or seize a partnership opportunity. Any decision would be made based on the Company’s needs, market conditions and the interests of Biophytis and its shareholders.

5. What are the main changes concerning capital increases?

Two important changes are proposed:

-	The possibility of taking into account the average share price over the 20 trading sessions preceding the transaction, in addition to the averages over the previous 5, 10 and 15 trading sessions, in order to provide greater flexibility in determining the reference price.

-	Better protection of the interests of Biophytis and its shareholders in transactions involving ABSA, through a cap on the maximum discount, including and valuing all components, of 25%, compared with 50% previously.

6. What is the overall purpose of these resolutions?

These resolutions are intended to enable Biophytis to continue developing BIO101 in its two main indications, obesity and sarcopenia, while retaining the flexibility required to implement its strategy. They form part of an approach based on clearly defined clinical milestones, strategic international partnerships, disciplined resource management and particular attention to protecting shareholders’ interests.

7. How to vote?

To vote at Biophytis’ combined general meeting (scheduled for 12 November 2026 in Ivry-sur-Seine), you can vote online via the VotAccess platform (open from 10.00 on 19 October 2026 to 15.00 on 11 November 2026), by post, by proxy, or by requesting an admission card to attend in person.

▪	Online (VotAccess): If your account-holding institution is a member of the VotAccess service, log in to your stock market or banking client portal (e.g. Crédit Agricole, Boursorama, etc.), go to the ‘Stock Market’ section and then ‘General Meetings’ to submit your voting instructions online before 11 November 2026 at 3.00 pm (Paris time).

▪	By post or by proxy (paper form): You may request or download the Biophytis voting form, complete it (by ticking your voting choice or granting proxy to the chairman or a third party), date and sign it, and return it in accordance with the instructions in the Biophytis Notice of Meeting.

▪	In person: You may request an admission card from your financial intermediary or directly via VotAccess to attend the general meeting in person, which will be held at the Silver Innov building in Ivry-sur-Seine.

Disclaimer — Forward-Looking Statements

This document may contain forward-looking statements regarding, among other things, the strategy, operations, outlook, and objectives of Biophytis (the “Company”). These statements are based on information available, and assumptions made as of the date of this release. They do not constitute a guarantee of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied. Readers are encouraged to review the risk factors described in the Company’s most recent annual financial report, available on its website at www.biophytis.com. Subject to applicable legal and regulatory obligations, the Company undertakes no obligation to update these forward-looking statements. This document does not constitute an offer to sell or subscribe for, or a solicitation to purchase or subscribe for, securities of the Company.